`````````      January 14, 2005

Mail Stop 0305

Hilary A. Rapkin, Esq.
Vice President and General Counsel
Wright Express Corporation
97 Darling Avenue
South Portland, Maine  04106

Re:	Wright Express Corporation
	Form S-1 filed January 3, 2004, as amended
      File No. 333-120679

Dear Ms. Rapkin:

	We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

``Table of Contents
1. We note your response to prior comment 7; however, this additional disclosure should be relocated to the summary section and does not belong on the table of contents page. We suggest, for example, including it within the "Corporate information" summary subsection on page 6.

``Summary combined financial information, page 9
2. We note your response to our prior comment number 14 and the changes that have been made to your summary combined financial information in response to our prior comments. Please revise to clarify through footnote or other disclosures that total Mastercard purchase volume reflects the dollar value of Mastercard purchase transactions processed by you on behalf of your customers. The disclosure of this measure on page 28 in your Selected historical combined financial data and on page 36 should be similarly revised.

Dividend Policy, page 24
3. We note your response to comment 23 that you are in the process of negotiating the terms of the new credit agreement and any material terms, including restrictions on the payment of dividends, will be disclosed in a subsequent amendment. Please ensure that this information is included in the amendment following the finalization of this agreement.

Notes to Unaudited Pro forma Combined Financial Statements, page
33
4. We note from your response to comment 25 that you have clarified the disclosure concerning the assumptions in Note 8 on page 34. When the tax receivable adjustment is included on the pro forma statements, please revise your disclosure to explain the significant assumptions used in arriving at the proforma adjustment amount.
5. We note from your response to comment 26 that Note 1 clarifies that the cost of services provided by Cendant have been deducted from the adjusted pro forma financial statements and that the adjustments are disclosed in the table on page 48. Please supplementally tell us the reason for the significant difference between the estimated incremental support costs for the first 12-month period following the offering, disclosed on page 48 of $3,591, and the amount included on the pro forma statement of income for the year ended December 31, 2003 of $4,276.
6. Refer to footnote (1) - We note that footnote (1) has been referenced to several of the adjustments in your pro forma statements of income including adjustments to salary and other personnel costs, service fees and other expenses. However, based on the disclosures which have been provided in footnote (1) to your statements of operations, we are unable to determine the specific nature of the costs comprising each adjustment, how they were determined, or why management believes each adjustment is factually supportable. Therefore, please revise the notes to your financial statements to disclose the nature and amounts of the costs comprising each adjustment in your pro forma statements of income and disclose the significant assumptions used to calculate or determine these adjustments. Also, please explain supplementally why you believe each adjustment is factually supportable. We may have further comment upon receipt of your response.
7. We note your response to comment 28 that you have not determined the number and terms of the options and restricted stock units you intend to issue. Please ensure such amounts and terms are included in the notes to the pro forma financial information and MD&A once they are determined. Additionally, please supplementally tell us, and include in your revised filing, how the stock based compensation expense of $.5 million included in adjustment (1) was calculated or determined.
`
`````Management`s Discussion and Analysis, pages 35
Trends that have affected our results of operations, page 37
8. We note your response to prior comment 33; however, please further revise to provide more detail, such as what portion of the increase was attributable to this cause, and clarify the nature of your strategic relationships that facilitated the addition of new accounts.

Provision for credit losses, page 39
9. We note your response to comment 35 that the disclosure on page
39
has been revised. Please supplementally tell us why the provision has decreased from December 31, 2003 considering that accounts receivable has increased approximately 50% since year-end. Additionally, please tell us how the decline in charge offs over the last nine months is a reasonable explanation for reducing the provision considering that the decline is not a historical trend, as there was an increase in charge offs during the year ended December
31, 2003.

Liquidity and Capital Resources, page 46
10. We note your response to Comment 37 that you are in the process of finalizing certain aspects of the transitional services agreement and have added skeleton language on page 47 that will be completed once discussions are finalized. Please ensure in subsequent amendments that the language regarding termination of services by Cendant is included in this section of MD&A.

Consolidated Balance Sheets, page F-2
11. We note your response to our prior comment number 54 but do not believe that providing the disclosures requested in our prior comment in your pro forma financial information satisfies the requirements of
SAB Topic 1:B:3. Accordingly, as requested in our prior comment, please revise to give retroactive effect to the dividend that the Company plans to pay to Cendant prior to the completion of its public offering in the balance sheet for the most recent interim period presented, or revise to include a pro forma balance sheet alongside the Company`s historic balance sheet for the most recent interim period giving effect to the dividend. Additionally, pro forma earnings per share, giving effect to the number of shares whose proceeds would be sufficient to replace the capital in excess of earnings withdrawn, should be reflected on the face of the Company`s statements of operations for the latest fiscal year and subsequent interim period presented in accordance with the guidance outlined in
SAB Topic 1:B:3. Your revised disclosures should also include footnote disclosures explaining the nature of the pro forma balance sheet and earnings per share presentations.

Notes to Combined Financial Statements
Note 11. Related Parties
12. Based on the disclosures provided on pages 93 through 96 of the registration statement, it does not appear that all transactions between the Company and its affiliates (i.e., other subsidiaries of
Cendant) have been disclosed in the notes to the Company`s financial statements. Please revise the notes to the Company`s financial statements to include disclosure of all transactions between the Company and its affiliates during the various periods presented in the Company`s financial statements. Refer to the requirements of paragraph 2 of SFAS No.57.

Note 17.  Segment Information, page F-42
13. We note your response to Comment 57 that you have five
operating
segments but only two reportable segments, "Wright Express" and "Other." Please revise your segment disclosures to include disclosure of total assets for each of your segments. Also, revise to include the disclosures required by paragraph 27(c) through (h)
of
SFAS No. 131, as applicable for each of your segments or explain why
you do not believe additional disclosures are required. See guidelines in paragraph 27 of SFAS No. 131.
````````````
******

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Claire Lamoureux, Staff Accountant, at (202) 824-5663 or Linda Cvrkel, Branch Chief, at (202) 942-1936 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert, Attorney-Advisor, at
(202) 942-2931 or the undersigned at (202) 942-2936 with any other questions.


      Regards,


							Sara W. Dunton
							Branch Chief








cc: 	via facsimile (917) 777-2103
	Gregory A. Fernicola
      Nanda Monteiro
      Skadden Arps Slate Meagher & Flom LLP
      Four Times Square
New York, New York
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Wright Express Corporation Form S-1
January 14, 2005
Page 5